UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Greenway Technologies, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

90288A 101
(CUSIP Number)

PAUL R. ALFANO
21 Barchan Dune Rise
Victor, New York, 14564

JOHN R. FAHY, ESQ.
WHITAKER CHALK SWINDLE & SCHWARTZ PLLC
301 Commerce St. Suite 3500
Fort Worth, Texas 76102
(817) 878-0547
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90288A 101

1	NAME OF REPORTING PERSON Paul R. Alfano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,250,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.392%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90288A 101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Class A common stock, par value $0.0001 per share (the “Shares”), of Greenway Technologies, Inc., a Texas corporation (“Greenway”), formerly named UMED Holdings, Inc.  The address of the principal executive offices of the Company is 1521 North Cooper Street, Suite 205, Arlington, Texas 76011.

Item 2. Identity and Background.

(a)
This statement is filed by Paul R. Alfano
(b)
Mr. Alfano’s residential address is 21 Barchan Dune Rise, Victor, New York, 14564.
(c)
Mr. Alfano’s principal occupations are business consulting through Alfano Consulting Services and personal investing.
(d)
Mr. Alfano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)
Mr. Alfano has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
(f)
Mr. Alfano is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Alfano purchased the Shares from Greenway with his personal funds from June 10, 2016 through January 13, 2017. Mr. Alfano holds the 20,000,000 Shares in his IRA and 1,250,000 Shares personally. Mr. Alfano’s aggregate purchase price for the 21,250,000 Shares is $1,100,000.

Item 4. Purpose of Transaction.

Mr. Alfano previously filed a Schedule 13D with the Securities and Exchange Commission (“Commission”) on March 10, 2017 and a Schedule 13G with the Commission on April 27, 2018, which are incorporated herein.

On May 23, 2019, Greenway filed a Definitive Schedule 14A that included Mr. Alfano as a nominee for the Company’s Board of Directors in a shareholder vote to be held at Greenway’s shareholder meeting currently scheduled for June 26, 2019.

Item 5. Interest in Securities of the Company.

The aggregate percentage of Shares reported owned by Mr. Alfano is based upon 287,471,582 Shares outstanding as of April 15, 2019, which is the total number of Shares outstanding as reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 19, 2019.

(a)
As of the close of business on June 4, 2019, Mr. Alfano directly owned 21,250,000 Shares.

Percentage: 7.392%

(b)
1. Sole power to vote or direct vote: 21,250,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 21,250,000

4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Alfano made the following transaction in the Shares during the past sixty (60) days: None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Mr. Alfano has not entered into any agreements with any other owners or prospective owners of the Shares.

Item 7. Material to be Filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2019	By:	/s/ Paul R. Alfano
Paul R. Alfano

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